LIV Capital Acquisition Corp. II

Torre Virreyes

Pedregal No. 24, Piso 6-601

Col. Molino del Rey

México, CDMX, C.P. 11040

February 3, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Ms. Janice Adeloye

Ms. Mary Beth Breslin

Re:	LIV Capital Acquisition Corp. II Registration Statement on Form S-1 Registration No. 333-261950

Dear Ms. Adeloye and Ms. Breslin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on February 7, 2022 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

LIV Capital Acquisition Corp. II

By:	/s/ Alexander Rossi
	Name:	Alexander Rossi
	Title:	Chief Executive Officer and Chairman

Via EDGAR

CC: Derek J. Dostal, Davis Polk & Wardwell LLP